Exhibit 99.1

Brera Holdings (NASDAQ: SLMT) (“Solmate Infrastructure”) Accelerates SOL Accumulation

DUBLIN, Ireland – August 6, 2026 – Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), a next-generation digital infrastructure company focused on blockchain, staking, and AI infrastructure, today announced that it acquired additional 1,001 SOL increasing its total holdings to approximately 1.26 million SOL.

The acquisition comes as Solana validators begin signalling on proposals intended to reduce SOL issuance and increase the amount of SOL burned through network activity. If implemented, the proposals could strengthen Solana’s long-term economic model by reducing the rate at which new SOL enters circulation while increasing transaction-fee burning.

“We are building our SOL position with conviction and intend to continue accumulating,” said Ron Sade, Chief Executive Officer of Solmate. “We believe Solana is becoming foundational infrastructure for global financial markets, while the recent proposals under consideration could make its economic model even more compelling.

“Every additional SOL we acquire will preferably be put to work through our validator infrastructure, strengthening our network participation and generating staking rewards that can support further accumulation. Our ambition is to become a major institutional owner, staker, and validator of SOL, and this acquisition moves us closer to that goal.”

Solmate intends to stake the additional SOL through its institutional validator infrastructure, expanding its participation in the network and its ability to generate staking rewards.

The continued accumulation of SOL forms part of Solmate’s strategy to build an institutional gateway to the Solana ecosystem, combining a growing digital asset treasury with validator infrastructure, staking capabilities, and strategic partnerships.

END

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain, staking, AI infrastructure, and high-performance computing. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s intention to continue accumulating SOL, its plans to stake acquired SOL through its validator infrastructure, its ability to generate staking rewards and to apply those rewards toward further accumulation, its ambition to become a major institutional owner, staker, and validator of SOL, its strategy of building an institutional gateway to the Solana ecosystem, and the potential adoption, implementation, and effects of proposals under consideration within the Solana community regarding SOL issuance and transaction-fee burning.

These forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated, including volatility in the price of SOL and other digital assets, the possibility that such network proposals are not adopted or implemented or do not have their anticipated effects, regulatory developments affecting digital assets, and risks relating to staking and validator operations. The adoption and implementation of Solana network proposals are determined by third parties and are outside the Company’s control. Additional information regarding these risks can be found in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.